Deuce DroneLLC
Statement of Cash Flows
(Unaudited)

	For the Period October 14, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:	
Net income	$
Changes in operating assets and liabilities:	
Net cash used in operating activities	
Cash flows from investing activities	
Net cash used in investing activities	
Cash flows from financing activities:	
Net cash provided by financing activities	
Net cash increase for period	
Cash at beginning of period	
Cash at end of period	$ -

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -